04006285

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

First Horizon Asset Securities Inc. (Exact Name of Registrant as Specified in Charter)	**0001081915** (CIK Number)
Current Report on Form 8-K dated as of January 27, 2004 (Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part)	**333-110100** (Commission File Number)

N/A
(Name of Person Filing the Document, if Other than the Registrant)

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.1	Computational Materials provided by Deutsche Bank Securities Inc.

Signature

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee.

FIRST HORIZON ASSET SECURITIES INC.

January 27, 2004

By: /s/ Wade Walker

Senior Vice President -Asset Securitization

EXHIBIT 99.1

Computational Materials provided by
Deutsche Bank Securities Inc.

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FHASI041 – 1A4

Deutsche Bank Securities CMO Trading 212-250-2669

Balance	$14,832,350.00	Delay	24	WAC(1)	6.085876966	WAM(1)	359
Coupon	5.5000	Dated	01/01/2004	NET(1)	5.5	WALA(1)	0
Settle	01/30/2004	First Payment	02/25/2004				

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	400 PSA	500 PSA	750 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-25	5.651	5.657	5.663	5.670	5.673	5.681	5.687	5.735
98-27	5.644	5.650	5.656	5.663	5.665	5.672	5.678	5.722
98-29	5.638	5.643	5.648	5.655	5.657	5.663	5.669	5.710
98-31	5.631	5.636	5.641	5.647	5.649	5.655	5.660	5.697
99-01	5.625	5.630	5.634	5.639	5.640	5.646	5.651	5.685
99-03	5.619	5.623	5.626	5.631	5.632	5.637	5.642	5.672
99-05	5.612	5.616	5.619	5.623	5.624	5.629	5.633	5.659
99-07	5.606	5.609	5.612	5.615	5.616	5.620	5.623	5.647
99-09	**5.599**	**5.602**	**5.604**	**5.607**	**5.608**	**5.612**	**5.614**	**5.634**
99-11	5.593	5.595	5.597	5.600	5.600	5.603	5.605	5.622
99-13	5.587	5.588	5.590	5.592	5.592	5.595	5.596	5.609
99-15	5.580	5.581	5.583	5.584	5.584	5.586	5.587	5.596
99-17	5.574	5.575	5.575	5.576	5.576	5.577	5.578	5.584
99-19	5.567	5.568	5.568	5.568	5.568	5.569	5.569	5.571
99-21	5.561	5.561	5.561	5.561	5.560	5.560	5.560	5.559
99-23	5.555	5.554	5.553	5.553	5.553	5.552	5.551	5.546
99-25	5.548	5.547	5.546	5.545	5.545	5.543	5.542	5.534
WAL	**15.70**	**14.04**	**12.78**	**11.42**	**11.06**	**9.96**	**9.20**	**6.04**
Mod Durn	**9.78**	**9.12**	**8.59**	**7.99**	**7.82**	**7.29**	**6.90**	**4.98**
Principal Window	**Feb09 - Dec33**	**Feb09 - Dec33**	**Feb09 - Dec33**	**Feb09 - Dec33**	**Feb09 - Dec33**	**Feb09 - Dec33**	**Feb09 - Dec33**	**Nov08 - Dec33**
LIBOR_1MO	**1.10**	**1.10**	**1.10**	**1.10**	**1.10**	**1.10**	**1.10**	**1.10**

Yield Curve	Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.8659	0.9498	1.6529	2.1012	3.0287	4.0490	4.9208